Exhibit (d)(1)(D)

ORBOTECH LTD.

Summary of the Pre-Ruling from the Israel Tax Authority dated October 26, 2010.

Section 1

Section 1 of the pre-ruling from the Israel Tax Authority (the “ITA”) dated October 26, 2010 (the “Pre-Ruling”) provides: in summary form, a brief background on Orbotech Ltd. (“Orbotech” or the “Company”) and the nature of its business and describes certain of the Company’s Israeli subsidiary entities. It refers to the initial adoption of the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”) and its submission to the ITA for approval. Finally, it discusses certain factual background to, notes the rationale for and describes the salient features of, the offer (the “Exchange Offer”) being made to certain employees to exchange eligible options to purchase ordinary shares of the Company for new options to purchase a lesser number of ordinary shares of the Company (the “New Options”). A detailed summary of this section has not been included.

Section 2

Section 2 of the Pre-Ruling describes the nature of Company’s application for a pre-ruling. A detailed summary of this section has not been included.

Section 3

Section 3 of the Pre-Ruling contains the ruling issued by the ITA in connection with the Exchange Offer. This section provides that:

(i)	The cancellation of the Eligible Options and the grant of the New Options pursuant to the 2000 Plan will not be a taxable event; and the Exchange Offer will not be deemed to be an exercise of options (as that expression is defined in the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”).

(ii)	The grant of the New Options to Israeli residents (the “New Israeli Options”) in exchange for Eligible Options will be deemed to be a new award of options issued under the capital gains route of the Tax Ordinance.

(iii)	The grant date of New Israeli Options (the “Grant Date”) will be later of: (i) the date upon which each grantee elects to participate in the Exchange Offer; and (ii) the date upon which the New Israeli Options are deposited with the trustee as provided for in the Tax Ordinance. The statutory holding (or ‘Lock-Up’) period in respect of the New Israeli Options will commence from the Grant Date.

(iv)	The date which will be utilized for purposes of determining the income benefit to grantees of New Options will be the Grant Date. For the avoidance of doubt, it is clarified that the average price of the Ordinary Shares as traded on the Nasdaq during the trading 30 days immediately prior to the Grant Date, less the exercise price of the New Options, will constitute the ‘salary income element’ as provided in Section 102(b)(3) of the Tax Ordinance. The exercise date of the New Israeli Options will be as provided for in Section 102 of the Tax Ordinance.

(v)	The New Israeli Options will be taxed in accordance with the capital gains route as provided in Section 102 of the Tax Ordinance. Tax will be deducted at source and paid at the time of exercise (as provided in the Tax Ordinance).

(vi)

In calculating the gains subject to tax for purposes of the Pre-Ruling, no account will be taken of deductions, set-offs or exemptions. In the event that an employee can demonstrate that he or she has been legally assessed by, and has paid tax to, a foreign taxing authority, the ITA will consider crediting the employee for such taxes paid, in accordance with applicable law and tax treaties for the avoidance of double taxation.

(vii)	The Company will not be entitled to claim as a deduction any expenses incurred by it in connection with the exchange of Eligible Options for New Israeli Options, including professional fees paid by it in connection therewith. Moreover, when employees exercise New Israeli Options the Company will not be entitled to claim as a deduction any expenses, other than as provided for in Section 102(d) of the Tax Ordinance.

Section 4

Section 4 of the Pre-Ruling sets out certain general provisions relating to the Pre-Ruling. A detailed summary of this section has not been included, except for Section 4.5, which states that the Company, the trustee and each employee who participates in the Exchange Offer must, within 120 days from the date of issuance of the Pre-Ruling deliver a signed declaration acknowledging that they have read and understand the Pre-Ruling and that they will abide by the Pre-Ruling and will not request to change or replace it. Section 4.5 also stipulates that failure by an employee to provide such a declaration will result in the Pre-Ruling becoming void retroactively in respect of that employee.

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